VE 3-03
4

03018381

AH 4/1/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
MAR 31 2003
WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Integrated Clearing Solutions, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET 26TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALIN (212) 422-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE 16TH FL	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT MALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRATED CLEARING SOLUTIONS, INC., as of DECEMBER 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature] X
Signature

President X
Title

[signature] 3.25.03 X
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
INTEGRATED CLEARING SOLUTIONS INC.

December 31, 2002 With Report of Independent Auditors

Integrated Clearing Solutions Inc.

Statement of Financial Condition

December 31, 2002

CONTENTS

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Integrated Clearing Solutions Inc.

We have audited the accompanying statement of financial condition of Integrated Clearing Solutions Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Integrated Clearing Solutions Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company's parent company, A.B. Watley Group Inc. has incurred net losses from operations and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
March 20, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury New York Greenwich Grand Cayman

www.mkllp.com

Integrated Clearing Solutions Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 12,052
Receivable from clearing broker	82,785
Receivable from parent	4,356
Total assets	$ 99,193

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued liabilities	$ 28,734
Payable to affiliate	47,613
Total liabilities	76,347
Commitments and Contingencies	
Stockholder's equity:	
Common stock, $0.50 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	500
Additional paid-in capital	95,468
Accumulated deficit	(73,122)
Total stockholder's equity	22,846
Total liabilities and stockholder's equity	$ 99,193

The accompanying notes are an integral part of this financial statement.

Integrated Clearing Solutions Inc.

Notes to Financial Statement

December 31, 2002

1. Organization and Business

Integrated Clearing Solutions Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("the NASD"). The Company is an introducing broker and clears all transactions through its clearing broker on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of A.B. Watley Group Inc. ("ABWG"), or the "Parent" a U.S. public corporation. The Company conducts business in mutual fund sales to institutional customers, primarily in the northeastern part of the United States of America.

On March 20, 2002 the Company withdrew its broker dealer registration and ceased to operate as a broker dealer. The Company withdrew its registration largely due to liquidity problems at ABWG and the capital that was initially intended for clearing purposes was utilized for other purposes at ABWG. On April 15, 2002, the Company rescinded its withdrawal of its broker dealer registration filed on March 20, 2002. The Company was inactive from April 15, 2002 until August 2002. During August 2002, the Company started to conduct business in mutual fund sales to institutional customers.

2. Basis of Presentation

For the year ended September 30, 2002, ABWG incurred a consolidated net loss of $29,051,326 and net cash used in operating activities of $8,278,756. In addition, as of September 30, 2002 the ABWG had an accumulated deficit of $16,828,339. These factors raise substantial doubt about ABWG and Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

To respond to its liquidity and capital resource needs, management of ABWG has implemented various cost cutting initiatives. As a further fundraising alternative, the management of ABWG may seek to raise additional capital to fund operations through private placements of equity or debt instruments. There can be no assurance that any of these alternatives will be successful and the Company's continuation as a going concern is dependent on the outcome of this uncertainty.

Integrated Clearing Solutions Inc.

Notes to Financial Statement

December 31, 2002

3. Summary of Significant Accounting Policies

Revenue Recognition: Customers securities transactions along with related commission income and expenses are recorded on a trade-date basis.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes: The Company is part of a group that files consolidated federal, state and local income tax returns with its parent, ABWG. As of September 30, 2002, ABWG had significant federal, state and local net operating loss carry forwards therefore no income tax liability has been recorded in the accompanying financial statement.

4. Related Party Transactions

A.B. Watley Inc., a subsidiary of ABWG, paid for $47,613 of expenses on behalf of the Company for the year ended December 31, 2002. The amount due to A.B. Watley Inc. of $47,613 at December 31, 2002 is reflected as a Payable to affiliate on the accompanying Statement of Financial Condition. The balance is non-interest bearing and has no specific repayment date.

During April 2002 (the period during which the Company had withdrawn its broker dealer registration), the Company offset subordinated borrowings due to the Parent of $2,000,000 against a corresponding amount due from the Parent.

The amount due to Parent of $4,356 at December 31, 2002 is non-interest bearing and has no specific repayment date by the Parent.

5. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

Pursuant to clearance agreement, the clearing and depository operations for the Company and its customers' securities transactions are provided by a clearing broker dealer on a fully disclosed basis. The Company has agreed to indemnify its clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company, through its clearing broker, seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. All customer transactions pending as of December 31, 2002 settled without material adverse effect to the Company.

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers are unable to fulfill their contractual obligations.

The Company is exposed to off balance sheet risk of loss on unsettled transactions in the event customers and other counter parties are unable to fulfill their contractual obligations. It is the Company's policy to review as necessary, the credit standing of each counter party with which it conducts business.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. In accordance with this Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness, to net capital may not exceed 15 to 1. At December 31, 2002, the Company had net capital of $18,490, which was $13,400 in excess of its required net capital of $5,090. The Company's net capital ratio was 4.13 to 1.

Integrated Clearing Solutions Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Year Ended December 31, 2002

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Integrated Clearing Solutions Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Integrated Clearing Solutions Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Marcum & Kliegman LLP

March 20, 2003